UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the ﬁscal semiannual period ended June 30, 2022

SHARED CAPITAL COOPERATIVE

(Exact name of issuer as speciﬁed in its charter)

Minnesota	41-1621896
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

2388 University Ave W, Suite 300, St. Paul, Minnesota 55114

(Full mailing address of principal executive ofﬁces)

612-767-2100

(Issuer’s telephone number, including area code)

i

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with (i) Shared Capital’s financial statements and (ii) the section entitled “Description of Shared Capital’s Business,” in Form 1-A, Part II, Item 7.

The discussion contains forward-looking statements relating to our plans and expectations for future operations. Forward-looking statements may be based on assumptions, and reaching any predicted result is uncertain and involves risk. Shared Capital’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed under “Risk Factors” and elsewhere in Form 1-A.

Financial Performance

Shared Capital is a growing loan fund with healthy financials and a steadily growing loan portfolio. Between 2016-2021, Shared Capital’s assets grew from $11.2 million to $20.9 million, and annual revenue increased by over 400%. In the first two quarters of 2022, assets grew another 5.11% to $23.2 million. YTD net income outpaces last year by a factor of 2.39 ($688k vs. $287k).

The gross profit from lending activities has increased by an average of 5.27% per year between 2016-2021. Contributed revenue from grants and donations also increased significantly, averaging less than $100,000 per year before 2018, and growing to over $2.6 million in 2021. $1.0 million in grant revenue was recognized through the 2nd quarter of 2022.

Operating Results

Increases in gross profit have been driven primarily by growth in annual lending volume resulting in greater outstanding loans receivable and higher earned revenue from interest and fees. 2021 net income was $407,209 on revenues of $3.6 million after dividends and provisions for loan loss reserves and taxes. 2022 net income through June 30 was $688,088 on revenues of $1.6 million.

Major Capital and Funding Sources

The CDFI Fund of the US Department of Treasury is one of the Cooperative’s largest funders. The CDFI Fund offers competitive annual funding opportunities, and Shared Capital has received multiple CDFI Fund awards in recent years. In 2021, Shared Capital was awarded a grant of $1,826,265 through the CDFI Fund’s special Rapid Response Program (RRP) to support business recovery from the COVID-19 pandemic. We received grant awards from the CDFI Fund Financial Assistance program of $520,000 in 2020 and $565,000 in 2019. In addition, in 2020, we received a $1,050,000 grant award from the CDFI Fund Health Food Financing Initiative (HFFI).

We anticipate continued funding from the CDFI Fund, but we do not expect to receive CDFI Fund funding every year. The awards from the CDFI Fund are highly competitive, with more than 700 CDFIs vying for funding, and the amounts of potential awards depend on funding levels set by Congress. Most awards require a dollar-for-dollar match of the same type (i.e. grant, debt, or equity) and also depend on Shared Capital’s financial and programmatic performance and the strength of our funding proposals. Our access to funding from the CDFI Fund depends on our compliance with prior funding awards agreements, maintaining CDFI certification, and continued deployment of funds to economically disadvantaged communities in alignment with CDFI guidelines. These awards do not substantially fund operations – they are primarily used for lending capital.

In 2019, Shared Capital received a one-time $5 million multi-year award from the New World Foundation through its Quality Jobs Fund. The award supports Accelerate Employee Ownership, which is a collaborative program with national nonprofit Project Equity. The program seeks to expand employee ownership and create and sustain high quality jobs in local communities. The award supports assistance and financing to employees to purchase the business to worker cooperatives.

Liquidity and Capital Resources

Shared Capital’s cash and near-cash assets grew significantly over the past three years, giving the Cooperative the resources to expand lending activities and increase our impact in the cooperative ecosystem. Shared Capital has consistently maintained high rates of deployment of its lending capital, often at 90% or higher. Over the next five years, we anticipate continued strong and growing demand for loans but lower deployment rates as we have raised and continue to raise capital. We expect average deployment of 60-75% over the next three years increasing to 70-85% in years 4 and 5. At this time, there are no planned capital expenditures that would deplete cash reserves.

Portfolio Risk and Loan Losses

The Cooperative has a successful 40-year track record of lending, but from time to time we have experienced loan losses due to unexpected changes in the market. For example, increased competition within retail grocery led to declining financial performance and increasing rates of failure for some food cooperatives between 2016-2019, including some Shared Capital borrowers, resulting in higher loan losses during that time. Similarly, the housing crisis led to higher failure rates of some housing cooperatives, resulting in the loss by Shared Capital of two significant loans to housing co-ops in 2008 and 2011. Likewise, unforeseeable market changes in the future could potentially affect Shared Capital borrowers in affected industries or geographic areas, leading to larger than anticipated loan losses.

Trend Information

Over the past five years, we have witnessed a growing interest in cooperative models as solutions to economic and racial equity challenges, and the interest has intensified as a result of the COVID-19 pandemic. There are a growing number of cooperative development efforts in rural and urban communities across the country, and we expect to see more cooperatives forming and expanding, which will lead to further growth in the pipeline of projects seeking financing. In addition, we are seeing growing interest from philanthropy, government, and private investors in investing in cooperative development and in investing through CDFIs. We expect this focused interest to provide the opportunity for continued growth in the capital available for our work over the coming years.

Grant and contribution income is never guaranteed, but future recognition of current grant awards and new potential grant opportunities that continue to emerge signal a high likelihood that grant and contribution revenue may continue to be available for the next several years, as we continue to increase our self-sufficiency and reduce our reliance on grants for operations.

Item 2. Other Information

n/a

Item 3. Financial Statements

Shared Capital Cooperative

Balance Sheets

June 30, 2022 and December 31, 2021 and 2020

	30-Jun
	2022	2021	2020
ASSETS
CURRENT ASSETS
Cash	7,879,734	8,444,879	2,840,985
Accounts Receivable	826,548	190,676	446,777
Prepaid Expenses	94,715	94,593	26,787
Accrued Interest Receivable	77,925	78,598	61,355
Current Portion of Notes Receivable	3,856,072	3,549,654	2,328,571
Total Current Assets	12,734,994	12,358,400	5,704,475

Property and Equipment - Net	26,279	28,685	19,937
Intangible Assets - Net	11,857	13,187	15,846

OTHER ASSETS
Security Deposit	3,000	3,000	3,000
Equity in Other Cooperatives	300,000	154,560	154,560
Deposit in Other Cooperative	5,075	5,000	5,000
Notes Receivable Less Current Portion - Net of Loan Loss Allowance	10,022,700	8,245,907	9,996,331
Deferred Taxes	87,000	87,000	456,000
Total Assets	23,190,905	20,895,739	16,355,149

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts Payable	28,662	17,721	22,733
Accrued Expenses	23,543	19,508	15,944
Deferred Revenue	1,718,488	735,688	100,000
Funds Held for Others	379,364	331,039	324,749
Income Taxes Payable	-	31,020	17,998
Current Portion of Accrued Interest Payable	158,667	173,168	141,209
Current Portion of Long-Term Debt	2,694,359	3,368,186	3,509,525
Total Current Liabilities	5,003,084	4,676,330	4,132,158

LONG-TERM LIABILITIES
Accrued Interest Payable Net of Current Portion	187,973	150,991	124,234
Long-Term Debt Net of Current Portion and Loan Costs	13,939,362	12,840,893	9,348,073
Total Liabilities	19,130,418	17,668,214	13,604,465

EQUITY
Preferred Stock, $10 Par Value, 500,000 Shares Authorized,	2,828,254	2,590,147	2,504,467
Common Stock - Voting, $10 Par Value, 1,000 Shares Authorized,	4,250	4,170	3,920
Common Stock - Nonvoting, $10 par Value, 500,000 Shares	1,555,901	1,557,901	1,557,921
Additional Paid-In Capital	669,085	657,590	642,893
Retained Patronage	82,785	82,785	42,090
Accumulated Deficit	(1,079,788)	(1,665,068)	(2,000,597)

Total Equity	4,060,487	3,227,525	2,750,694
Total Liabilities and Equity	23,190,905	20,895,739	16,355,159

Shared Capital Cooperative

Income Statements

June 30, 2022 and December 31, 2021 and 2020

	30-Jun
	2022	2021	2020
REVENUE
Interest Income - Loans	449,886	871,207	743,138
Interest Income - Cash Accounts	24,959	13,580	7,919
Loan Fees	71,275	107,873	122,273
Loan Recovery Income	-	11,826	53,299
Grants and Contributions	1,048,752	2,634,706	1,178,054
Consulting Income	-	700	3,900
Other	8,450	10,000	9,400
Total Revenue	1,603,322	3,649,892	2,117,983

EXPENSES
Provision for Loan Losses	54,559	912,731	260,568
Personnel	441,347	680,657	555,009
Outside Services	80,819	419,267	93,839
Interest	177,776	303,233	226,509
Contributions	100	185,000	210,000
Professional Services	47,242	81,558	66,473
Advertising	14,526	60,139	26,815
Occupancy	26,757	55,096	50,896
Office Supplies	14,632	34,070	32,332
Depreciation and Amortization	11,052	18,732	15,834
Seminars, Travel, Training	20,330	12,884	13,497
Fees	3,343	11,239	1,577
Dues	7,101	8,749	8,621
Board Expense	1,763	824	46
Total Expenses	901,347	2,784,179	1,562,016

Net Income Before Income Taxes and Patronage Dividend	701,975	865,713	555,967

Provision for Income Taxes	(13,887)	(417,809)	(177,998)
Patronage Dividend		(40,695)	(29,726)
Net Income	688,088	407,209	348,243

Shared Capital Cooperative

Cash Flows

June 30, 2022 and December 31, 2021 and 2020

	30-Jun 2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	688,088	407,209	348,243
Adjustments to Reconcile Net Income to
Net Cash Flows from Operating Activities
Depreciation and Amortization	11,053	18,732	15,834
Change in Loan Loss Allowance	52,534	544,567	131,461
Deferred Taxes	-	369,000	160,000
(Increase) Decrease in Assets
Accounts Receivable	(635,871)	256,101	(139,680)
Prepaid Expenses	(122)	(67,806)	(723)
Accrued Interest Receivable	673	(17,243)	(15,638)
Purchases of other assets	(75)	-	-
Increase (Decrease) in Liabilities
Accounts Payable	10,941	(5,002)	(4,788)
Accrued Expenses	3,765	3,564	(150)
Deferred Revenue	982,800	635,688	92,000
Funds Held for Others	48,595	6,290	41,353
Income Taxes Payable	(31,020)	13,022	17,342
Accrued Interest Payable	22,481	58,716	(73,543)
Net Cash Flows from Operating Activities	1,153,842	2,222,838	571,711

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Notes Receivable	1,368,732	2,890,587	2,069,704
Purchases of Property and Equipment	(7,317)	(24,821)	(3,180)
Issuance of Notes Receivable	(3,504,477)	(2,905,813)	(4,205,851)
Purchases of Mission Equity Investments	(145,440)	-	-
Net Cash Flows from Investing Activities	(2,288,502)	(40,047)	(2,139,327)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Long-Term Debt	833,737	4,366,875	2,914,641
Payments on Long-Term Debt	(409,540)	(1,016,281)	(722,750)
Amortization of Loan Costs	443	887	886
Purchases of Common Stock	135,300	17,280	25,745
Redemptions of Common Stock	-	(2,353)	(3,590)
Purchases of Preferred Stock	9,575	14,000	340,000
Patronage Dividend Retained	-	40,695	29,726
Redemptions of Retained Patronage	-	-	(6)
Net Cash Flows from Financing Activities	569,515	3,421,103	2,584,652

Net Change in Cash	(565,145)	5,603,894	1,017,036

Cash at Beginning of Year	8,444,879	2,840,985	1,823,949
Cash at End of Period	7,879,734	8,444,879	2,840,985

SUPPLEMENTARY DISCLOSURES
Cash Paid for Interest	153,587	243,630	299,166
Cash Paid for Income Taxes	31,024	17,998	656

Shared Capital Cooperative

Changes in Stockholder Equity

December 31, 2021 and 2020

		Common	Common	Additional
	Preferred	Stock -	Stock -	Paid-In	Retained	Accumulated	Total
	Stock	Voting	Nonvoting	Capital	Patronage	Deficit	Equity

Balance December 31, 2020	2,504,467	3,920	1,557,921	642,893	42,090	(2,000,597)	2,750,694
							-
Purchases	14,000	270		17,010			31,280
Redemptions		(20)		(2,333)			(2,353)
Stock Converted			(20)	20			-
Preferred Stock Dividend	71,680					(71,680)	-
Patronage Dividend					40,695		40,695
Net Income						407,209	407,209
							-
Balance December 31, 2021	2,590,147	4,170	1,557,901	657,590	82,785	(1,665,068)	3,227,525

Purchases	135,300	70		9,505			144,875
Redemptions							-
Stock Converted		10	(2,000)	1,990			-
Preferred Stock Dividend	102,807					(102,807)	-
Patronage Dividend							-
Net Income						688,088	688,088

Balance June 30, 2022	2,828,254	4,250	1,555,901	669,085	82,785	(1,079,787)	4,060,488

Item 4. Exhibits

n/a

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shared Capital Cooperative, a Minnesota Cooperative Corporation

By

Signature	/s/ Christina Jennings
Name	Christina Jennings
Title	Executive Director
Date	October 5, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ Christina Jennings
Name	Christina Jennings
Title	Executive Director
Date	April 25, 2022

Signature	/s/ Mark Downey
Name	Mark Downey
Title	Director of Finance and Operations
Date	October 5, 2022

Signature	/s/ Holly Jo Sparks
Name	Holly Jo Sparks
Title	Treasurer and Director
Date	October 6, 2022